

February 25, 2021

John Rodin
Chief Executive Officer
Longview Acquisition Corp. II
767 Fifth Avenue, 44th Floor
New York, NY 10153

> **Re: Longview Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 29, 2021 and February 22, 2021**
> **File No. 333-252594**

Dear Mr. Rodin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Risks Related to Our Securities
Our warrant agreement will designate the courts of the State of New York, page 62

1. We note that the forum selection provision in the warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any

duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure that the warrant agreement filed as Exhibit 4.4 to your registration statement clearly states that the provision does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

<u>Our amended and restated certificate of incorporation, page 63</u>

2.   We note your disclosure on page 64 that the exclusive forum provision in your amended and restated certificate of incorporation identifies the federal district courts of the United States of America for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. However, we could find no such provision in your amended and restated certificate of incorporation filed as Exhibit 3.2 to your registration statement. Please revise for consistency, and if your exclusive forum provision does not apply to any actions arising under the Securities Act, please ensure that your amended and restated certificate of incorporation clearly states that the exclusive forum provision does not apply to actions arising under the Securities Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance